Via Facsimile and U.S. Mail
Mail Stop 6010

August 7, 2007

Mr. John R. Potapchuk
Executive Vice President, CFO and Treasurer
Gentiva Health Services, Inc.
3 Huntington Quadrangle, Suite 200S
Mellville, NY 11747-4627

   Re: Gentiva Health Services, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2006
     Filed March 16, 2007
     File No. 001-15669

Dear Mr. Potapchuk:

  We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements, page 53

Note 3. Acquisitions/Dispositions, page 64

Healthfield, page 65

1. Your disclosure of the purchase price allocation with respect to your acquisition of The Healthfield Group indicates that you allocated approximately $178.3 million to an indefinite-lived intangible asset characterized as "certificates of

need." This intangible asset represents approximately 21% of your total assets as of December 31, 2006. Please provide us with additional information that clarifies what this "certificates of need" intangible asset represents and how you determined that it meets the criteria for classification apart from goodwill as outlined in paragraph 39 of SFAS No. 141. Additionally, tell us how you determined that this intangible asset has an indefinite life; that is, why does it not meet any of the criteria outlined in paragraph 12 of SFAS No. 142.

Note 11. Income Taxes, page 76

2.   Refer to the following disclosure: "In late fiscal 2005, the Company transferred the self insured portion of its workers' compensation and medical malpractice liabilities to a newly established and wholly-owned captive insurance company. The transfer resulted in a reduction of deferred tax assets, a reduction in current taxes payable and the creation of federal and state net operating loss carryforwards." Please provide us with proposed disclosure that describes and quantifies the impact this transaction had on your financial statements and tell us if there are any other factors that contributed to your low level of federal income taxes paid in fiscal 2006 and 2005.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Amy Bruckner, Senior Staff Accountant, at (202) 551-3657, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant